UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13 a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2011

Perusahaan Perseroan (Persero)

PT Telekomunikasi Indonesia Tbk.

(Exact name of Registrant as specified in its charter)

Telecommunications Indonesia

(a state-owned public limited liability company)

(Translation of Registrant’s name into English)

Jalan Japati No. 1 Bandung-40133 INDONESIA

(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F ☑             Form 40-F  ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934]

Yes ☐           No ☑

[If “yes” is marked, indicate below the file number assigned to the registrant in connection with

Rule 12g3-2(b): 82-                    ]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

Perusahaan Perseroan (Persero) PT TELEKOMUNIKASI INDONESIA,TBK

(Registrant)

Date	July 29, 2011	By /s/ Agus Murdiyatno

(Signature)

Agus Murdiyatno
Vice President Investor Relation

PRESS RELEASE

No. TEL.187/PR .000/COP-700000/2011

TELKOM FIRST HALF 2011 NET INCOME RECORDED Rp5.94 TRILLION

Jakarta, July 29, 2011 - PT Telekomunikasi Indonesia Tbk. ("TELKOM" or the “Company”) has filed its un-audited Consolidated Financial Statements (the “Consolidated Statements”) for the six month period ended June 30, 2011 with BAPEPAM-LK, the Indonesian Capital Market Supervisory Agency.

Complete copies of both the un-audited balance sheets and un-audited income statements for the first half 2011 are attached to this press release. For complete versions of all the documents above, please visit www.telkom.co.id

TELKOM’s first half 2011 result compared to the same period last year reflected significant growth in customers in various business portfolio, including for both telephony and broadband. Telephony customer growth as follows: (i) the number of cellular subscribers increased by 15.8% from 88.32 million to 102.30 million, (ii) the number of Flexi subscribers increased by 17.9% from 15.90 million to 18.74 million, and (iii) the number of wireline subscribers increase by 0.3% from 8.4 million to 8.42 million. This is something that is encouraging because there is a tendency, people began to "interest" back to take advantage of cable telephone service. Meanwhile the number of broadband subscribers also show a very encouraging growth, namely: (i) the number of Telkomsel Flash subscribers increased by 74.4% from 2.97 million to 5.19 million, (ii) the number of Speedy customers rose by 41.2% from 1.41 million to 2 million, (iii) BlackBerry subscribers increased by 381.4% from 456 thousand to 2.19 million. Broadband service is one of the leading business TELKOMGroup going forward. “We believe growth in the number of subscribers will consistently increase since the data has become the daily needs of the community "according to TELKOM’s President Director, Rinaldi Firmansyah.

An increasing number of broadband subscribers during the first half of 2011 contributed to the increase in revenue for Speedy of 13.6% and mobile broadband (Telkomsel Flash, Blackberry and GPRS) of 55.0%. TELKOMGroup’s Total Revenue for Data and Internet grew by 19.0% which contributed to the achievement of our Total Operating Revenues of Rp34.46 Trillion, EBITDA of Rp18.07 trillion and Net Profit of Rp5.94 Trillion.

Looking at the QtoQ Result, we are optimistic that TELKOMGroup remain competitive in the midst of fierce competition in the telecommunications and information industry, as shown in the following figures: (i) operating income grew 6.3% to Rp17.7 trillion from Rp16.7 Trillion, (ii) EBITDA grew by 9.1% to Rp9.4 from Rp8.64 trillion, (iii) Net profit grew by 10% to Rp3.11 trillion from Rp2.82 trillion.

TELKOMGroup operating income in the first half of 2011 compared with the first half 2010, grew by 2.2% to Rp34.46 Trillion from Rp33.71Trillion. While EBITDA decreased 3.7% from Rp18.76 trillion to Rp18.07 Trillion and net income decreased 1.5% from Rp6.03 Trillion to Rp5.94 Trillion.

Rinaldi Firmansyah stated that in 2011 Telkom has implemented a number of strategic agendas such as the development of broadband infrastructure, innovation of new products such as IPTV, Delima (remittance), cloud computing, and asset optimization. This shows that management commitment remains solid and we still see significant growth in several sectors, such as broadband access and services in information, media & edutainment. "We are confident that our existing capacity is currently able to encourage the achievement of sustainable growth and adapt to the dynamics of the telecommunications industry," said Rinaldi Firmansyah.

AGUS MURDIYATNO

Vice President Investor Relations

For further information, please contact:

Investor Relations Unit

PT TELEKOMUNIKASI INDONESIA, Tbk

Tel:         62-21-5215109

Fax:       62-21-5220500

Email:   investor@telkom.co.id

Website: www.telkom.co.id

PT Telekomunikasi Indonesia, Tbk. (“TELKOM”)  is the largest telecommunication and network services provider in Indonesia. Serving millions of customers nationwide, we provide a strong portfolio of information and communication services, including fixed wireline and fixed wireless telephone, mobile cellular, data and internet, and network and interconnection services, directly or through our subsidiaries. We have broadened our business portfolio to encompass TIME - telecommunications, information, media and edutainment. TELKOM’s shares are listed in the Indonesian Stock Exchange (IDX: TLKM) and its American Depository Shares are listed in the New York Stock Exchange (NYSE:TLK) and London Stock Exchange (LSE:TKIA)

PERUSAHAAN PERSEROAN (PERSERO)

P. T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF FINANCIAL POSITION (BALANCE SHEETS)

DECEMBER 31, 2010 (AUDITED) AND JUNE 30, 2011 (UNAUDITED)

(Figures in tables are presented in millions of Rupiah)

	Dec 31, 2010	Jun 30, 2011	Growth (%)
ASSETS
CURRENT ASSETS
Cash and cash equivalents	9,119,849	10,537,527	15.5
Temporary investments	370,433	379,250	2.4
Trade receivables
Related parties - net of allowance for doubtful
accounts of Rp.151,266 million in 2010
and Rp.87,275 million in 2011	780,043	1,182,553	51.6
Third parties - net of allowance for doubtful
accounts of Rp.1,294,078 million in 2010
and Rp.1,236,704 million in 2011	3,563,666	3,897,698	9.4
Other receivables - net of allowance for
doubtful accounts of Rp.6,304 million in 2010
and Rp.3,671 million in 2011	90,140	492,792	446.7
Inventories - net of allowance for obsolescence of
Rp.83,286 million in 2010 and Rp.88,629
million in 2011	515,536	532,359	3.3
Advances and prepaid expenses	3,441,031	2,743,548	(20.3)
Claims for tax refund	133,056	141,047	6.0
Prepaid taxes	715,698	743,735	3.9
Other current assets	1,175	1,175	0
Total Current Assets	18,730,627	20,651,684	10.3
NON-CURRENT ASSETS
Long-term investments - net	253,850	249,900	(1.6)
Property, plant and equipment - net of accumulated
depreciation of Rp.83,712,378 million in 2010
and Rp.83,874,077 million in 2011	75,832,408	72,949,300	(3.8)
Prepaid pension benefit cost	988	876	(11.3)
Advances and other non-current assets	3,052,695	4,171,910	36.7
Goodwill and other intangible assets - net of
accumulated amortization of Rp.9,094,032 million
in 2010 and Rp.9,365,279 million in 2011	1,784,525	1,723,129	(3.4)
Escrow accounts	41,662	39,727	(4.6)
Deferred tax assets - net	61,692	47,645	(22.8)
Total Non-current Assets	81,027,820	79,182,487	(2.3)

TOTAL ASSETS	99,758,447	99,834,171	0.1

LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES
Trade payables
Related parties	1,153,874	724,024	(37.3)
Third parties	6,356,921	6,072,581	(4.5)
Other payables	20,953	47,887	128.5
Taxes payables	735,690	1,685,249	129.1
Dividend payables	255,545	3,579,437	1,300.7
Accrued expenses	3,409,260	3,611,267	5.9
Unearned income	2,681,483	2,685,208	0.1
Advances from customers and suppliers	499,705	304,034	(39.2)
Short-term bank loans	55,831	70,390	26.1
Current maturities of long-term liabilities	5,303,636	4,408,364	(16.9)
Total Current Liabilities	20,472,898	23,188,441	13.3
NON-CURRENT LIABILITIES
Deferred tax liabilities - net	4,073,814	4,052,977	(0.5)
Unearned income	312,029	278,333	(10.8)
Accrued long service awards	242,149	242,202	0
Accrued post-retirement health care benefits	1,050,030	933,341	(11.1)
Accrued pension and other post-retirement benefits costs	536,990	637,670	18.7
Long-term liabilities - net of current maturities
Obligations under finance leases	408,867	355,295	(13.1)
Two-step loans - related party	2,741,303	2,463,321	(10.1)
Bonds and Notes	3,249,379	3,341,253	2.8
Bank loans	10,256,205	9,055,599	(11.7)
Total Non-current Liabilities	22,870,766	21,359,991	(6.6)
TOTAL LIABILITIES	43,343,664	44,548,432	2.8
STOCKHOLDERS' EQUITY
STOCKHOLDERS' EQUITY ATTRIBUTABLE TO EQUITY HOLDERS
OF THE PARENT
Capital stock - Rp.250 par value per Series A
Dwiwarna share and Series B share
Authorized - 1 Series A Dwiwarna share and
79,999,999,999 Series B shares
Issued and fully paid - 1 Series A Dwiwarna share
and 20,159,999,279 Series B shares	5,040,000	5,040,000	0
Additional paid-in capital	1,073,333	1,073,333	0
Treasury stock - 490,574,500 shares in 2010
and 532,275,000 shares in 2011	(4,264,073)	(4,569,571)	7.2
Difference in value arising from restructuring transactions and other
transactions between entities under common control	478,000	478,000	0
Difference due to change of equity in associated companies	385,595	385,595	0
Unrealized holding gain from available-for-sale securities	49,695	47,241	(4.9)
Translation adjustment	233,378	223,507	(4.2)
Difference due to acquisition non-controlling interest in subsidiaries	(484,629)	(484,629)	0
Retained earnings
Appropriated	15,336,746	15,336,746	0
Unappropriated	26,570,697	26,691,283	0.5
Total Stockholders' Equity Attributable To Owners Of The Parent	44,418,742	44,221,505	(0.4)
Non-Controlling Interest	44,418,742	44,221,505	(0.4)
TOTAL STOCKHOLDERS' EQUITY	56,414,783	55,285,739	(2.0)
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	99,758,447	99,834,171	0.1

PERUSAHAAN PERSEROAN (PERSERO)
P. T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
SIX MONTHS PERIOD ENDED JUNE 30, 2010 AND 2011 (UNAUDITED)
(Figures in tables are presented in millions of Rupiah, except per share and per ADS data)

	2010 *	2011	Growth (%)
OPERATING REVENUES
Telephone
Fixed lines	6,614,270	5,865,498	(11.3)
Cellular	14,160,722	13,532,076	(4.4)
Interconnection	1,832,098	1,677,753	(8.4)
Data, internet and information technology services	9,703,435	11,547,638	19.0
Network	554,990	629,385	13.4
Other telecommunications services	841,974	1,205,025	43.1
Total Operating Revenues	33,707,489	34,457,375	2.2
OPERATING EXPENSES
Depreciation and amortization	7,422,580	7,150,267	(3.7)
Personnel	3,467,140	3,856,595	11.2
Operations, maintenance and telecommunication services	7,897,116	8,309,401	5.2
General and administrative	1,118,510	1,066,984	(4.6)
Interconnection	1,499,321	1,597,523	6.5
Marketing	966,291	1,554,134	60.8
Total Operating Expenses	22,370,958	23,534,904	5.2
OPERATING INCOME	11,336,531	10,922,471	(3.7)
OTHER (EXPENSES) INCOME
Interest income	174,473	284,218	62.9
Equity in net income (loss) of associated companies	(4,974)	934	(118.8)
Interest expense	(957,984)	(818,775)	(14.5)
Gain on foreign exchange - net	111,245	193,927	74.3
Others - net	244,139	199,411	(18.3)
Other expenses - net	(433,101)	(140,285)	(67.6)
INCOME BEFORE TAX	10,903,430	10,782,186	(1.1)
TAX (EXPENSE) BENEFIT
Current	(2,228,384)	(2,751,767)	23.5
Deferred	(583,205)	6,790	(101.2)
Total Tax (Expense) Benefit	(2,811,589)	(2,744,977)	(2.4)
INCOME FOR THE PERIOD	8,091,841	8,037,209	(0.7)
OTHER COMPREHENSIVE (EXPENSE) INCOME
Foreign currency translation	(1,948)	(9,871)	406.7
Change in fair value of available-for-sale financial assets - net of tax	24,099	(2,454)	(110.2)
Total Other Comprehensive (Expense) Income	22,151	(12,325)	(155.6)
TOTAL COMPREHENSIVE INCOME FOR THE PERIOD	8,113,992	8,024,884	(1.1)
Income for the period attributable to:
Owners of the company	6,032,095	5,939,778	(1.5)
Non-controlling interests	2,059,746	2,097,431	1.8
Total Income for the period	8,091,841	8,037,209	(0.7)
Total comprehensive income attributable to:
Owners of the company	6,054,246	5,927,453	(2.1)
Non-controlling interests	2,059,746	2,097,431	1.8
Total Comprehensive income for the period	8,113,992	8,024,884	(1.1)
BASIC EARNINGS PER SHARE
Income per share	307	302	(1.5)
Income per ADS (40 Series B shares per ADS)	12,267	12,082	(1.5)

*as restated, refer to our Consolidated Financial Statements Note 2p

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
SIX MONTHS PERIOD ENDED JUNE 30, 2010 AND 2011 (UNAUDITED)
(Figures in tables are presented in millions of Rupiah)

	2010 *	2011	Growth (%)
CASH FLOWS FROM OPERATING ACTIVITIES
Cash receipts from operating revenues
Telephone
Fixed lines	5,967,790	5,386,697	(9.7)
Cellular	13,841,487	13,432,800	(3.0)
Interconnection	2,036,141	1,790,296	(12.1)
Data, internet and information technology services	9,145,389	11,423,885	24.9
Other services	1,363,175	1,308,250	(4.0)
Total cash receipts from operating revenues	32,353,982	33,341,928	3.1
Cash payments for operating expenses	(11,130,275)	(10,675,297)	(4.1)
Cash payments to employees	(5,100,270)	(4,147,962)	(18.7)
Cash paid (refund) from (to) customers	186,601	(196,007)	(205.0)
Cash generated from operations	16,310,038	18,322,662	12.3
Interest received	174,763	279,923	60.2
Interest paid	(906,632)	(809,492)	(10.7)
Income tax paid	(2,433,753)	(2,665,175)	9.5
Net cash provided by operating activities	13,144,416	15,127,918	15.1
CASH FLOWS FROM INVESTING ACTIVITIES
Proceeds from sale of temporary investments and
maturity of time deposits	26,307	5,729	(78.2)
Purchases of temporary investments
and placements in time deposits	(8,662)	(17,000)	96.3
Proceeds from sale of property, plant and equipment	7,723	9,150	18.5
Acquisition of property, plant and equipment	(7,797,729)	(4,905,470)	(37.1)
Increase in advances for purchases of
property, plant and equipment	(280,795)	(233,063)	(17.0)
Increase in advances, other assets and escrow accounts	(38,540)	(206,139)	434.9
Business combinations, net of cash acquired	(113,503)	-	(100.0)
Acquisition of intangible assets	(102,367)	(209,835)	105.0
Cash dividends (paid) received	2,332	(1,281)	(154.9)
Acquisition of long-term investments	(63,794)	-	(100.0)
Net cash used in investing activities	(8,369,028)	(5,557,909)	(33.6)
CASH FLOWS FROM FINANCING ACTIVITIES
Cash dividends paid	-	(3,013,080)	-
Cash dividends paid to non-controlling stockholders of subsidiaries	(405,175)	(2,511,458)	520
Proceeds from short-term borrowings	36,037	61,392	70
Repayments of short-term borrowings	(40,764)	(46,778)	15
Proceeds from medium-term Notes	35,000	-	(100)
Repayment of medium-term Notes	(3,000)	(10,550)	252
Proceeds from long-term borrowings	562,758	661,035	17
Repayment of long-term borrowings	(3,928,758)	(3,062,302)	(22)
Proceeds from promissory notes	-	304,007	-
Repayment of promissory notes	-	(54,728)	-
Payment for purchases of treasury stock	-	(305,498)	-
Repayment of obligations under finance leases	(123,905)	(101,799)	(18)
Net cash used in financing activities	(3,867,807)	(8,079,759)	109
NET INCREASE IN CASH AND CASH EQUIVALENTS	907,581	1,490,250	64
EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	(441,192)	(72,572)	(84)
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	7,805,460	9,119,849	17
CASH AND CASH EQUIVALENTS AT END OF PERIOD	8,271,849	10,537,527	27
*as restated, refer to our Consolidated Financial Statements Note 2p

THE FIRST HALF 2011 RESULTS (UNAUDITED)

HIGHLIGHTS

TICKERS:

NYSE   :  TLK

LSE       :  TKIA

IDX       :  TLKM

ISSUED SHARES:

20,159,999,280 shares

SHAREHOLDER COMPOSITION:

Govt. of Indonesia : 52.58%

Public : 47.42%

(exclude treasury stock 532,275,000 shares

as of June 30, 2011)

CONVERSION RATES (US$ 1.00):

2010 = Rp9,065.00 (June 30,2010)

2011 = Rp8,575.50 (June 30,2011)

■ Cellular customer base grew strongly by 15.8% year on year (“YoY”) to 102.3 million customers with net add for 2Q11 of 2.9 million new customers.

■ Our broadband customers recorded a 63.7% growth in the number of subscribers to 7.2 million in 1H11.

■ Data, internet and IT revenues performed well, contributing 33.5% to total revenues in 1H11 and during this period the revenues increased by 11.8%. Our fixed broadband revenues is Rp1,964 billion and Rp2,197 billion for our mobile broadband revenues.

OPERATIONAL HIGHLIGHTS

Fixed Line LIS vs Cellular Subscribers (in million)

Financial Indicators (in RpTn)

DISCLAIMER

This document contains financial conditions and result of operation, and may also contain certain projections, plans, strategies, and objectives of the Company, which would be treated as forward looking statements within the meaning of applicable law.  Forward looking statements, by their nature, involve risk and uncertainty that could cause actual results and development to differ materially from those expressed or implied in these statements.  Telkom Indonesia does not guarantee that any action, which may have been taken in reliance on this document will bring specific results as expected.

Investor Relations

PT Telekomunikasi Indonesia, Tbk

Grha Citra Caraka, 5th floor

Jl. Gatot Subroto No.52, Jakarta

Phone            :     62 21 5215109

Fax                 :     62 21 5220500

Email             :     investor@telkom.co.id

Website        :     www.telkom.co.id

	YoY			QoQ
Descriptions	1H10	1H11	Growth	3Q10	4Q10	1Q11	2Q11	Growth
	(‘000)	(‘000)	(%)	(‘000)	(‘000)	(‘000)	(‘000)	(%)
Fixed Line:
LIS Wireline	8,397	8,420	0.3	8,334	8,303	8,333	8,420	1.0
LIS Wireless (Flexi):	15,896	18,736	17.9	16,756	18,161	18,708	18,736	0.1
- Postpaid	565	525	(7.1)	554	546	536	525	(2.1)
- Prepaid	15,330	18,210	18.8	16,202	17,615	18,172	18,210	0.2
Total	24,293	27,156	11.8	25,089	26,464	27,041	27,156	0.4
Cellular:
- Postpaid	2,098	2,202	5.0	2,101	2,127	2,165	2,202	1.7
- Prepaid	86,218	100,089	16.1	91,034	91,884	97,200	100,089	3.0
Total	88,316	102,291	15.8	93,135	94,011	99,365	102,291	2.9
Broadband:
- Fixed broadband/Speedy	1,416	2,000	41.2	1,530	1,649	1,791	2,000	11.7
- Mobile broadband/Flash	2,976	5,190	74.4	4,278	3,796	4,336	5,190	19.7
- Blackberry	456	2,195	381.4	573	966	1,580	2,195	38.9
FINANCIAL HIGHLIGHTS
TELKOM GROUP
Key Indicators	YoY			QoQ
	1H10	1H11	Growth (%)	3Q10	4Q10	1Q11	2Q11	Growth (%)
Op. Revenues (Rp Bn)	33,707	34,457	2.2	17,601	17,321	16,706	17,752	6.3
Op. Expenses (Rp Bn)	22,371	23,535	5.2	11,744	12,023	11,512	12,023	4.4
Op. Income (Rp Bn)	11,337	10,922	(3.7)	5,858	5,296	5,194	5,728	10.3
EBITDA (Rp Bn)	18,759	18,073	(3.7)	9,478	8,866	8,642	9,431	9.1
EBITDA Margin (%)	55.7	52.4	(3.2)	53.8	51.2	51.7	53.1	1.4
Income for the period attributable to owner of the parent (Rp Bn)	6,032	5,940	(1.5)	2,928	2,577	2,828	3,112	10.0
Income per Share (Rp)	307	302	(1.5)	149	131	144	158	10.1
Income per ADS (Rp)	12,267	12,082	(1.5)	5,955	5,240	5,752	6,330	10.1

TELKOMSEL
Key Indicators	YoY			QoQ
	1H10	1H11	Growth (%)	3Q10	4Q10	1Q11	2Q11	Growth (%)
Op. Revenues (Rp Bn)	22,168	23,222	4.8	11,916	11,483	11,297	11,926	5.6
Op. Expenses (Rp Bn)	13,820	15,121	9.4	7,462	7,103	7,450	7,672	3.0
Op. Income (Rp Bn)	8,348	8,101	(3.0)	4,454	4,380	3,847	4,254	10.6
EBITDA (Rp Bn)	12,997	13,122	1.0	6,841	6,760	6,245	6,877	10.1
EBITDA Margin (%)	58.6	56.5	(2.1)	57.4	58.9	55.3	57.7	2.4
Inc.for the period (Rp Bn)	5,926	5,986	1.0	3,264	3,172	2,856	3,130	9.6

PT TELEKOMUNIKASI INDONESIA, Tbk.

THE first half 2011 RESULTS (UNAUDITED)

The following analysis and discussion is based on our financial statements for six months of 2010 and 2011, which ended on June 30, 2010 and June 30, 2011 respectively. Those financial statements have been submitted to the BAPEPAM-LK, the Capital Market and Financial Institutions Supervisory Agency and furnished to the US Securities and Exchange Commission.

OPERATIONAL RESULTS

Cellular Service

Striving to be the best mobile data lifestyle and solutions provider in the region and to enhance our network service, we accelerated our network development by adding 40% more new BTSs in 2Q11 compared to last quarter, mostly to support the growth in the eastern part of Indonesia. We added 1,779 new BTSs in 2Q11, of which 411 units were 3G Node-B.

In more stable competitive environment, we added 2.93 million new customers in 2Q11. As a result, we recorded a new customer base milestone in 2Q11 exceeding the 100 million customer base mark. We became the seventh operator in the world serving more than 100 million customers. Total Telkomsel‘s customer base as at end of June 2011 reached 102.29 million, representing an estimated market share of 46% of the full mobility market.

Customer Base

In the first six months of 2011, Telkomsel added 8.28 million new customers higher than the net add in 1H10. The sustainable growth in our prepaid customer base was mainly driven by the new Kartu As Ozone promotional program in 2Q11, offering subscribers more SMS to all operators for six consecutive hours from 00.00-05.59. As of June 2011, Telkomsel served 102.29 million customers, consisting of 2.20 million of postpaid and 100.09 million of prepaid customers. It grew strongly by 16% from its performance a year earlier or 3% compared to previous quarter.

The growth of data services has also given strong contribution to Telkomsel’s customer base growth. Among the factors are BlackBerry users that recorded 2.20 million customers in June 2011, a 381% growth from the same period last year.

Traffic Productions

Chargeable MoU increased 41% YoY to 82.7 billion minutes. With less intense in price competition and our efforts to monetize the traffic, we saw a decline in traffic production in 2Q11. The chargeable MoU in 2Q11 declined 5% compared to 1Q11. However, we saw an improvement trend in revenue per minute (“RPM”) in 2Q11. Average RPM for 1H11 reached Rp154.

Although the chargeable SMS production in 2Q11 had a slight increase of 1% compared to 1Q11, the chargeable SMS during 1H11 was still significantly higher by 21% compared to 1H10 as it reached 50.7 billion units in 1H11. Average revenue per SMS (“RPS”) continued to improve in 2Q11 with our tariff optimization program. In the first half 2011, it was Rp122, which was 3% higher than 1H10.

With the growth of Telkomsel’s data users, data traffic/payload has shown an outstanding growth during the last few quarters. For the first half of 2011, it reached 11,500 terabytes, growing almost 190% from the same period last year.

ARPU

Blended ARPU for 1H11 was Rp38,000, a decline of 12% from the same period last year. ARPU has been declining due to the price competition. However, it bounced back in the 2Q11 with a 6% quarterly rise in operating revenues. It grew 3% in 2Q11 to Rp38,000.

Network Development

In the first half 2011, Telkomsel added 3,052 new BTSs (including 971 units of 3G Node-B). As of June 30, 2011, there were 39,609 units BTSs (including 8,742 units of 3G Node-B) on air, an increase of 16% from the same period last year.

New Products and Programs

▪  In April 2011, Flash Midnight Sale promotion (Fun Night Package) was introduced to prepaid Flash users. The product provides unlimited internet packages available at two options, Rp25,000 and Rp50,000 each, for midnight use starting from 00:00-05:59 with 2 Mbps access speed and 30-days validity period.

▪  Kartu As Ozone was launched in April 2011, offering tariff segmentation with four time bands (except for Papua & Maluku). It offers benefits, such as Rp0 tariff applicable at the first 30 seconds and Rp20/minute thereafter up to 30 minutes in 00:00-05:59 and 06:00-10:59 time bands (except for Sulawesi & East Nusa Tenggara also Papua & Maluku). Additional SMS is also inserted in this promotional program.

▪  To celebrate Telkomsel’s 16th anniversary, we release a limited edition prepaid starter pack offering Rp600,000 credit for on-net voice call and SMS to all operators from 00:00-12:00 hours and 300MB/month within six months.

▪  In May 2011, we introduced more attractive value for iPhone 4 package by offering more minutes, SMS and data access.

▪  Unlimited Data Roaming & Unlimited BlackBerry Roaming services were launched in May 2011, providing special tariff for GPRS roaming in 38 countries, with 54 operators spread over in five continents.

▪  We launched Speedy Flash package in May 2011 with DSL and HSDPA/UMTS/EDGE/GPRS technology for internet connection in one package.

▪  In June 2011, HALOTalk program was introduced to kartuHALO users with on-net voice daily ARPU of less than Rp15,000 and activated the Halo Cek (CLS) feature. It offers packages priced starting from Rp1,000 - Rp15,000 with additional 10-150 minutes voice call to all Telkomsel numbers (local & non-local) until 23:59 hours for each day.

In the following table, we present a yearly and quarterly comparison about our cellular business performance:

	Unit	YoY			QoQ
		1H10	1H11	Growth (%)	3Q10	4Q10	1Q11	2Q11	Growth (%)
CUSTOMER BASE
Customer Base
Postpaid (kartuHALO)	Subs (000)	2,098	2,202	5.0	2,101	2,127	2,165	2,202	1.7
Prepaid (simPATI + Kartu As)	Subs (000)	86,218	100,089	16.1	91,034	91,884	97,200	100,089	3.0
Total	Subs (000)	88,316	102,291	15.8	93,135	94,011	99,365	102,291	2.9
Net Add
Postpaid (kartuHALO)	Subs (000)	64	75	17.2	3	25	39	37	(4.0)
Prepaid (simPATI + Kartu As)	Subs (000)	6,609	8,205	24.1	4,816	847	5,316	2,889	(45.7)
Total	Subs (000)	6,673	8,280	24.1	4,819	872	5,355	2,926	(45.4)
MOU (chargeable)	Bn minutes	59	83	41.4	33	37	43	40	(5.4)
SMS (chargeable)	Bn units	42	51	21.3	26	26	25	26	1.2
ARPU
Total (6 months average)
Postpaid (kartuHALO)	Rp.'000 per mo.	211	198	(6.2)	212	206	196	198	1.0
Prepaid (simPATI + Kartu As)	Rp.'000 per mo.	39	34	(12.8)	39	36	34	34	-
Blended	Rp.'000 per mo.	43	38	(11.6)	43	40	37	38	2.7
NETWORK DATA
Network Capacity
Base stations installed (GSM/DCS/3G)	Unit	34,005	39,609	16.5	35,316	36,557	37,830	39,609	4.7
EMPLOYEE DATA
Total employees *)	person	4,313	4,409	2.2	4,354	4,421	4,403	4,409	0.1
Efficiency ratio	Subs/employee	20,477	23,200	13.3	21,391	21,265	22,567	23,200	2.8

*) Excluding Board of Directors

Broadband Services

Fixed Broadband (Speedy)

Customer Base

As of June 30, 2011, we served 2.0 million fixed broadband customers, representing 41.2% growth from 1.4 million customers on June 30, 2010 and 11.7% higher than the number of customers in 1Q11.

ARPU

ARPU for the first half 2011 was Rp181K, a decrease of 20.6% from Rp228K in the previous year.

New Products and Programs

To attract more broadband customers, we and Telkomsel have set up synergy by launching a fixed-mobile broadband package (Speedy-Flash Package). This product indulges our customers with two options, either to use DSL or HSDPA technology, in a single billing advantage.

Mobile Broadband (Flash)

Customer Base

Our subsidiary, Telkomsel, provides a mobile broadband product under the brand name “Flash”. Our Flash users grew by 19.7% QoQ and 74.4% YoY to 5.2 million in June 2011.

Fixed Wireline Services

Customer Base

As of June 30, 2011, our fixed wireline service consistently dominates the fixed wireline market with approximately 99% market share. The total active lines have remained essentially flat at approximately 8.4 million, representing an increase of 0.3% YoY and 1.0% QoQ.

ARPU

ARPU for this period amounted to Rp101.3K, a decrease of 4.9% from the previous quarter.

Customer Retention Program

We still manage our reward points program called TPRT (Telkom Point Rejeki Tumpah) that has run since 2Q 2010. TPRT is aimed at retaining our fixed wireline customers.

Fixed Wireless Service (Flexi)

Flexi is our brand for a CDMA-based fixed wireless access with limited mobility product. After almost one decade coloring Indonesia with the old logo, which was a rainbow shade of red, yellow and green, Flexi now launches a new logo with blue color and universal background. The new logo represents the character of TELKOM as a flexible, friendly, honest and transparent FWA service provider.

Customer Base

During 1H11, Flexi obtained 575K net additional subscribers, bringing its total subscribers to 18.7 million.

Traffic Productions

RPM was Rp148, a decrease of 9.8% from Rp164 YoY. Total wireless production (MoU) decreased by 10.7% from 2.4 billion minutes in 1Q11 to 2.1 billion minutes.

ARPU

ARPU (blended) for this period was Rp9.2K, a 47.1% decrease from 1H10 and a 10.0% lower than the ARPU in 1Q11.

Network capacity

During first half 2011, total BTS units increased by 2.8% to 5,705 units (YoY) covering 370 cities.

New Products and Programs

Our promo program Flexi Bebas Bicara (Flexi free talk) specially designed for prepaid and postpaid customers run on segmental and regional basis. The promo entices our customers a tariff of Rp0 to fellow subscribers (on-net).

The following table presents comparison of Flexi performance in both yearly and quarterly basis:

	UNIT	YoY			QoQ
		1H10	1H11	Growth (%)	3Q10	4Q10	1Q11	2Q11	Growth (%)
Customer Base
Classy/Postpaid	SSF('000)	565	525	(7.1)	554	546	536	525	(2.1)
Trendy/Prepaid	SSF('000)	15,330	18,210	18.8	16,202	17,615	18,172	18,210	0.2
Total Blended	SSF('000)	15,896	18,736	17.9	16,756	18,161	18,708	18,736	0.1
Net additional
Classy/Postpaid	SSF('000)	(84)	(21)	(75.0)	(12)	(7)	(11)	(10)	(9.1)
Trendy/Prepaid	SSF('000)	840	596	(29.0)	872	1,413	558	38	(93.2)
Total Blended	SSF('000)	756	575	(23.9)	860	1,406	547	28	(94.9)
ARPU
Classy/Postpaid	Rp('000)	85	77	(9.4)	84	84	78	76	(2.6)
Trendy/Prepaid	Rp('000)	13	7	(46.2)	14	11	8	8	0
Total Blended	Rp('000)	17	9	(47.1)	16	13	10	9	(10.0)
MoU (Minute of use)	mn minutes	6,153	4,528	(26.4)	3,045	2,759	2,392	2,136	(10.7)
SMS	mn messages	2,104	1,809	(14.0)	943	934	916	893	(2.5)
NETWORK
BTS	BTS	5,552	5,705	2.8	5,580	5,641	5,707	5,705	(0.0)
Coverage	Cities	370	370	0	370	370	370	370	0

FINANCIAL RESULTS

TELKOM GROUP

Statement of Comprehensive Income

Below, we present a YoY and QoQ comparison for our Statement of Comprehensive Income:

Key Indicators	YoY			QoQ
	1H10	1H11	Growth (%)	3Q10	4Q10	1Q11	2Q11	Growth (%)
Op. Revenues (Rp Bn)	33,707	34,457	2.2	17,601	17,321	16,707	17,752	6.3
Op. Expenses (Rp Bn)	22,371	23,535	5.2	11,744	12,023	11,512	12,023	4.4
Op. Income (Rp Bn)	11,337	10,922	(3.7)	5,858	5,296	5,193	5,728	10.3
EBITDA (Rp Bn)	18,759	18,073	(3.7)	9,478	8,866	8,643	9,431	9.1
EBITDA Margin (%)	55.7	52.4	(3.2)	53.8	51.2	52.7	53.1	1.4
Income for the period attributable to owner of the parent (Rp Bn)	6,032	5,940	(1.5)	2,928	2,577	2,827	3,112	10.0
Income per Share (Rp)	307	302	(1.5)	149	131	145	158	10.1
Income per ADS (Rp)	12,267	12,082	(1.5)	5,955	5,240	5,752	6,330	10.1

Operating Revenues

We recorded operating revenues of Rp17,751.6 billion in 2Q11, a 6.3% increase from Rp16,705.8 billion in 1Q11.

•   Fixed line voice revenue relatively flat increased by 0.2% from Rp2,929.6 billion in 1Q11 to Rp2,935.9 billion in 2Q11, due to a increase in fixed wireless revenue especially in domestic usage revenue.

•   Cellular voice revenue increased by 0.3% from Rp6,754.8 billion in 1Q11 to Rp6,777.3 billion in 2Q11 due to increase in domestic and international usage.

•   Interconnection revenue decreased by 1.7% from Rp846.1 billion in 1Q11 to Rp831.7 billion in 2Q11. This was mainly due to decline in international interconnection and cellular interconnection.

•   Data, internet and information technology services revenues increased by 11.8% from Rp5,451.9 billion in 1Q11 to Rp6,095.8 billion in 2Q11, due to increase in SMS revenue. On the other hand our broadband revenue show us promising progress through data communication and e-Business revenue growth which consist of 14.6% and 156.7% respectively. Our internet connectivity revenue still shows us positive result with 5.8% growth.

•   Network revenues widened by 6.4% from Rp304.9 billion in 1Q11 to Rp324.5 billion in 2Q11, mainly due to the revenue widened in leased line and satellite transponder lease services revenue.

•   Other telecommunication revenues rosed by 87.9% from Rp418.6 billion in 1Q11 to Rp786.5 billion in 2Q11, particularly caused by customer premises equipment revenues.

	YoY			QoQ
	1H10	1H11	Growth (%)	3Q10	4Q10	1Q11	2Q11	Growth (%)
Fixed Line (Rp Bn)	6,614	5,865	(11.3)	3,133	3,193	2,930	2,936	0.2
Cellular (Rp Bn)	14,161	13,532	(4.4)	7,523	7,450	6,755	6,777	0.3
Interconnection (Rp Bn)	1,832	1,678	(8.4)	943	961	846	832	(1.7)
Data, Internet & IT (Rp Bn)	9,703	11,548	19.0	5,332	4,766	5,452	6,096	11.8
Network (Rp Bn)	555	629	13.4	348	155	305	325	6.4
Other (Rp Bn)	842	1,205	43.1	322	797	419	786	87.9

Operating Expenses

Total Operating Expenses was Rp12,023.1 billion in 2Q11 increased by 4.4% from Rp11,511.8 billion in 1Q11.

•   Depreciation and amortization expense increased by 7.4% from Rp3,447.6 billion to Rp3,702.7 billion, mainly due to increase in depreciation of telephone central, building support, capital lease and amortization of software

•   Personnel expenses decreased by 2.4%, from Rp1,951.4 billion to Rp1,905.2 billion due to decrease in other employee benefit and absence of other post retirement health care payment.

•   Operation, maintenance and telecommunication services expenses increased by 4.2% from Rp4,069.8 billion in 1Q11 to Rp4,239.6 billion, mainly due to increase in operation and maintenance and also electricity cost.

•   General and administrative expenses increased by 8.6% from Rp511.5 billion in 1Q11 to Rp555.5 billion, due to increase in collection fee and training cost.

•   Interconnection expense decreased by 1.8% from Rp806.1 billion to Rp791.4 billion due to the decreasing international interconnection expense.

•   Marketing expenses increased by 14.2% from Rp725.4 billion to Rp828.7 billion, as the company launched more intensive advertising and promotion and changed scheme in dealers commission.

	YoY			QoQ
	1H10	1H11	Growth (%)	3Q10	4Q10	1Q11	2Q11	Growth (%)
Depr & Amort (Rp Bn)	7,423	7,150	(3.7)	3,620	3,568	3,448	3,703	7.4
Personnel (Rp Bn)	3,467	3,857	11.2	1,960	2,089	1,951	1,905	(2.4)
O & M (Rp Bn)	7,897	8,309	5.2	4,145	4,004	4,070	4,240	4.2
G & A (Rp Bn)	1,119	1,067	(4.6)	608	626	511	556	8.6
Interconnection (Rp Bn)	1,499	1,598	6.5	778	809	806	791	(1.8)
Marketing (Rp Bn)	966	1,554	60.8	632	927	725	829	14.2

EBITDA and EBITDA Margin

As of June 30, 2011, EBITDA reached Rp9,431.1 billion, increased by 9.1% from previous quarter, while EBITDA margin increased by 1.4% to 53.1% in 2Q11.

Income for the Period Attributable to Owner of the Parent

Income for the Period to Owner of the Parent increased QoQ by 10.0% to Rp3,111.6 billion and profit margin increased by 0.6% to 17.5% in 2Q11. Return on Equity (ROE) and Return on Assets (ROA) for this period reached 5.6% and 3.1%, respectively.

Financial Position
In the following table we present a comparison for the Financial Position:

Financial Position	YoY			QoQ
	1H10	1H11	Growth (%)	3Q10	4Q10	1Q11	2Q11	Growth (%)
Total Assets (Rp Tn)	99.0	99.8	0.8	100.0	99.8	100.7	99.8	(0.8)
Total Liabilities (Rp Tn)	49.8	44.5	(10.5)	46.8	43.3	40.5	44.5	10.1
Total Equity (Rp Tn)*	49.2	55.3	12.3	53.2	56.4	60.2	55.3	(8.2)
*including non-controlling interest

As of June 30, 2011, our total assets decreased by 0.8% from Rp100.7 trillion to Rp99.8 trillion on 2Q11, due to decrease in non current asset mainly in property, plant and equipment.

Total liabilities increased by 10.1% from Rp40.5 trillion to Rp44.5 trillion, mainly due to:

•   Current Liabilities increased by 22.0% to Rp23.2 trillion, mainly due to a decrease in trade payables from related and third parties.

•   Non-current Liabilities decreased by 0.4% to Rp21.4 trillion due to a decrease in bank loans.

Total equity decreased by 8.2% from Rp60.2 trillion at the end of March 31, 2010 to Rp55.3 trillion on June 30, 2011, this was mainly contributed by decrease in stockholder’s equity due to increase in treasury stock and decrease in non controlling interest.

Cash Flows

Total cash and cash equivalents at the end of this period was Rp10.5 trillion, a 1.0% decreased compared to the 1Q11, as a result of:

•   Net cash flows from operating activities increased by Rp8.0 trillion, or 111.8%, primarily due to an increase in cash receipts from operating revenues;

•   Net cash flows used in investing activities increased by Rp2.4 trillion, or 77.5%, primarily due to a increase in acquisition of property, plant and equipment; and

•   Net cash flows used in financing activities increased by Rp5.6 trillion, or 232.1%, primarily due to an increase in cash dividends paid to minority stockholders of subsidiaries.

FINANCIAL RATIOS
	YoY			QoQ
	IH10	1H11	Growth (%)	3Q10	4Q10	1Q11	1H11	Growth (%)
Operating Margin (%)	34.7	32.3	(2.4)	33.3	30.6	31.1	32.3	1.2
Profit Margin (%)	18.7	17.5	(1.2)	16.6	14.9	16.9	17.5	0.6
EBITDA Margin(%)	55.9	53.1	(2.8)	53.8	51.2	51.7	53.1	1.4
Current Ratio (%)	57.8	92.6	34.8	77.8	91.5	108.6	92.6	(16.0)
Return on Asset (%)	3.3	3.1	(0.2)	2.9	2.6	2.8	3.1	0.3
Return on Equity (%)	6.6	5.6	(1.0)	5.5	4.6	4.7	5.6	0.9
Total Liabilities to Equity (%)	101.1	80.6	(20.6)	87.9	76.8	67.2	80.6	13.4
Gearing (Net Debt to Equity) (%)	36.6	14.8	(21.8)	24.7	21.1	13.4	14.8	1.4
Debt Equity (%)	37.5	34.6	(2.9)	42.3	37.9	31.8	34.6	2.8
Debt to EBITDA (%)	190.4	203.1	12.7	237.3	241.5	221.7	203.1	(18.7)
Debt Service Ratio (Times)	1.4	2.0	0.6	1.4	1.6	1.9	2.0	0.1

TELKOMSEL

Statement of Comprehensive Income

In the following table, we present a YoY and QoQ comparison for our Statement of Comprehensive Income:

Key Indicators	YoY			QoQ
	1H10	1H11	Growth (%)	3Q10	4Q10	1Q11	2Q11	Growth (%)
Op. Revenues (Rp Bn)	22,168	23,222	4.8	11,916	11,483	11,297	11,926	5.6
Op. Expenses (Rp Bn)	13,820	15,121	9.4	7,462	7,103	7,450	7,672	3.0
Op. Income (Rp Bn)	8,348	8,101	(3.0)	4,454	4,380	3,847	4,254	10.6
EBITDA (Rp Bn)	12,997	13,122	1.0	6,841	6,760	6,245	6,877	10.1
EBITDA Margin (%)	58.6	56.5	(2.1)	57.4	58.9	55.3	57.7	2.4
Inc.for the period (Rp Bn)	5,926	5,986	1.0	3,264	3,172	2,856	3,130	9.6

Operating Revenues

Operating revenues amounting to Rp23.22 trillion occured in 1H11, an increase of 5% YoY. Compared to previous period, it increased 6% mainly due to the growth of non-voice/data revenue. The improved revenue per minute and revenue per SMS also gave positive impact to the revenue growth in 2Q11.

•   Postpaid revenue decreased 4% YoY to Rp2.12 trillion, while the revenue in 2Q11 declined 5% QoQ. Both the YoY and QoQ declines were due to decline in voice and SMS revenues;

•   Prepaid revenue increased 6% YoY to Rp18.93 trillion, which was mainly driven by the growth of SMS and data revenues. It was an increase of 7% QoQ compared to earlier quarter, which was mainly on voice revenues as a result of improved RPM;

•   International roaming revenues increased 11% YoY to Rp349 billion and grew 8% QoQ due to increase in outbound traffic. Starting last quarter, revenues received from international roaming partners, as a result of foreign visitors roaming on Telkomsel’s network, were recorded under interconnection revenues;

•   Interconnection revenues declined 1% YoY to Rp1.55 trillion, which was mainly due to declining domestic interconnection traffic and changes in interconnection tariff effective January 2011. It increased 1% QoQ due to the increasing interconnection traffic; and

•   Other operating revenues, resulting from network lease and USO compensation fee, increased 9% YoY to Rp273 billion. It was 14% higher on QoQ basis. Both the YoY and QoQ growths were mainly contributed by USO compensation fees.

Operating Expenses

Operating expenses increased 9% YoY to Rp15.12 trillion, which was mainly due to increase of marketing and other operating expenses. We managed to embrace the operating expenses growth only by 3% QoQ as a result of our cost control efforts.

•   Personnel expenses increased 8% YoY to Rp808 billion, mainly due to 2% increase in number of employees. It increased by 15% QoQ, as a result of incline in employee allowances.

•   Operation & maintenance expenses increased slightly by 1% YoY to Rp5.12 trillion. It was down 3% QoQ, which was mainly due to lower frequency fees compared to previous quarter;

•   General & administration expenses were relatively stable at Rp410 billion. It increased 3% QoQ, as a result of combined increases in several general & administrative expenses items;

•   Marketing expenses grew 84% YoY to Rp1.02 trillion in relation with the impact of more intense marketing and sales activities in 1H11 compared to 1H10. Compared to 1Q11, marketing expenses in 2Q11 were only slightly higher 1% due to relatively stable competitive environment.

•   International roaming and Interconnection charges decreased 6% to Rp1.29 trillion mostly due to decline in interconnection charges as a result of the decline of interconnection traffic and tariff. It decreased 2% QoQ, which was mainly as a result of decline in international roaming charges;

•   Other operating expenses grew 40% YoY to Rp1.46 trillion, impacted by the growth of data business. The growth of data access fee relating with Blackberry services was also the main contributor to the 3% QoQ increase in other operating expenses; and

•   Depreciation expenses increased 8% YoY to Rp5.02 trillion and increased 9% from previous quarter.

Other (non-operating) expenses  declined 76% YoY to Rp94 billion mainly related with debt repayment and refinancing to the lower financing charges as well as the increasing unrealized foreign exchange gain due to the appreciation of rupiah.

Financial Position

Total Assets decreased by 10% to Rp54.70 trillion. Total liabilities decreased by 30% to Rp23.16 trillion, while total equity increased 14% to Rp31.54 trillion.

•   Current assets decreased 43% to Rp5.25 trillion, mainly due to the decrease in cash and cash equivalents;

•   Fixed assets decreased 7% to Rp46.12 trillion as a result of network infrastructure growth combined with the impact of accelerated depreciation of fixed-assets in relation with the modernization of network infrastructures and supporting equipments;

•   Current liabilities decreased 43% to Rp14.24 trillion, mainly due to lower balance of dividend payable and decline in current maturities of medium-term loans as a result of the acceleration of debt repayments; and

•   Non-current liabilities increased 11% to Rp8.92 trillion, mainly due to the increase in long-term loans.

As of June 30, 2011 Telkomsel had Rp8.07 trillion loans outstanding after transaction cost, which Rp2.13 trillion was presented as current liabilities and Rp5.94 trillion as non-current liabilities.

Cash Flow

Net cash generated from operations in 1H11 was Rp12.05 trillion, increase 18% compared to 1H10 mainly due to decrease in payment of license/frequency fees. Cash flow for investment activities, which was mostly spent for the acquisition of network infrastructures, decreased 36% to Rp3.26 trillion (approximately USD380 million). Net cash used in financing activities increased 143% to Rp8.17 trillion mainly due to higher dividend payment.

(in Rp billion)	YoY
	1H10	1H11
Cash Flow from Operating Activities	10,251	12,047
Cash Flow for Investing Activities	(5,068)	(3,265)
Cash Flow from Financing Activities	(3,362)	(8,170)
Net Increase in Cash & Cash Equivalents	1,821	612
Effect of Foreign Exchange Rate Changes	(96)	(22)
Cash and Cash Equivalents at Beginning of Periods	3,641	1,222
Cash and Cash Equivalents at End of Periods	5,366	1,812
Addition to Fixed Assets (incl. CIP)	4,098	2,862

ADDITIONAL INFORMATION

Capital Expenditure (“Capex”)

During the first half 2011, TELKOM and Telkomsel paid capex amounting to Rp5.1 trillion and Rp3.6 trillion, respectively.

Loan/Debt

Consolidated Debt

The following table presents the debt portfolio:

Currencies	Original (in million)				Rp (in billion)				Portion (%)
	YoY		QoQ		YoY		QoQ		YoY		QoQ
	1H10	1H11	1Q11	2Q11	1H10	1H11	1Q11	2Q11	1H10	1H11	1Q11	2Q11
IDR / Rupiah	15,266,837	15,254,794	14,642,676	15,254,794	15,267	15,255	14,643	15,255	82.7	77.2	76.4	77.2
U.S. Dollar	227	325	389	325	2,060	3,386	3,386	3,386	11.2	17.1	17.7	17.1
Japanese Yen	11,135	10,367	10,751	10,367	1,139	1,131	1,131	1,131	6.2	5.7	5.9	5.7
Total	-	-	-	-	18,466	19,772	19,160	19,772	100.0	100.0	100.0	100.0

As of June 30,  2011, total consolidated debts amounted to Rp19.8 trillion, consisting of short term and long term debts valuing to Rp4.2 trillion and Rp14.9 trillion, respectively.

Our strategy to deal with foreign exchange fluctuation is to provide natural hedging through maintaining cash and cash equivalents of around 50% of current maturity and average payment of Capex/Opex for the next 12 months.

At the end of this period, Net Debt to Equity Ratio (“Gearing”) reached to 14.8% % or 13% lower than the previous quarter.

In 1H11, Telkomsel drew down USD58.04 million from our existing facilities. The remaining amount of facilities at the end of June 2011, including facilities in foreign exchange, was equivalent to Rp6.56 trillion. Telkomsel has to observe certain agreed financial covenants relating to its loans/debts. As of June 30, 2011 these covenants were as follows:

Covenants to be maintained	Required	Actual
EBITDA to debt service	≥ 1.25	4.03
Debt to tangible net worth	≤ 2.00	0.26

Human Resources

As of June 30, 2011, TELKOM had 27,165 employees, of which 20,802 were employed by TELKOM as a parent company and 6,363 were employed at our subsidiaries. It represents a decrease of 0.3% YoY and an increase 0.6% QoQ due to 3.4% increase in our subsidiaries and decrease by 0.2% in the parent company. The increase in subsidiary is inline with our strategy to promote management of IME business by our subsidiaries.

Recent Development

AGM Resolutions

TELKOM Annual General Meeting of Shareholders (“AGM”) held on 19 May 2011, among others approved and decided the followings:

•   Approved the Company’s Annual Report with notes for the Directors to prepare an assessment for a buy-back of Telkomsel shares;

•   Approved cash dividend 55% of the net profit;

•   Approved the reappointment of Public Accounting Firm (“KAP”) Tanudiredja, Wibisana & Rekan (a member firm of PwC Global Network); and

•   Approved the Company’s Share Buyback Program IV on the terms and allocated fund amounting to Rp5 trillion.

Share Buy Back IV Program

Until June 30, 2011, we have bought back shares through the Indonesia Stock Exchange (“IDX”) and New York Stock Exchange (“NYSE”) amounting 41,700,500 shares or 6.11 % from the allowed maximum amount purchased of Rp5 trillion.

Shares obtained from the Shares Buyback Program will be held by the Company for a maximum period of 3 (three) years, and unused funds following the completion of the program will be returned to Retained Earnings.

From previous Share Buyback I, II and III Program, we have repurchased a total of 490,574,500 shares. As of June 30, 2011, we have a combined total of 532,275,000 shares recorded in the Company’s Treasury Stock at a combined total purchased price (including commissions) of Rp4.6 trillion.

We launched Groovia TV as the first interactive television in Indonesia

Groovia TV is the 1st IPTV (Internet Protocol Television) service in Indonesia that was launched commercially in Jakarta with a lot of features beyond the one offered by regular Pay TV, we position Groovia TV as a sweetener for our fixed line broadband subscribers.

AWARDS

We have received a number of recognitions for our innovative products, reliable network and excellent customer service. The followings are the awards we received during the first half of 2011:

•   Obtained IMAC Award as the best provider and telecommunication awarded by Bloomberg Business Week Magazine and Frontier Consulting Group Research. Indonesia’s Most Admired Companies (“IMAC”) Award is the highest appreciation to the company that has the best image and reputation in its own industry.

•   From Finance Asia Magazine, we achieve five international awards: Asia’s Best Managed Company, Best Corporate Governance, Best Investor Relations, Best Corporate Social Responsibility and Most Committed to a Strong Dividend Policy. These recognitions will boost our spirit and motivate us to continuously deliver the best.

•   Our subsidiary, Telkomsel was awarded with Indonesia Most Favorite Youth Brand 2011 for provider category from Marketeers Magazine and Markplus Insight and voted as the Best Bundling Phone and the Best Value Added Service on Indonesia Cellular Award 2011 from Sinyal Tabloid.

•   At Selular Award 2011, Selular Magazine awarded Telkomsel the Best Customer Care Operator, the Best GSM Operator, and as Operator of the Year. On the other side, our Flexi won the best CDMA operator award. Flexi was also recognized as the Most Favorite CDMA Operator by Forsel Magazine.

•   kartuHALO  won the Most Recommended Postpaid GSM Card and the Most Recommended BlackBerry Internet Service at Word of Mouth Marketing (“WOMM”) Award 2011 held by SWA Magazine and OnBee Marketing Research.

•   Our walk-in customer services (PlasaTELKOM and GraPARI Telkomsel) obtained Service Quality Award 2011 from Marketing Magazine and Carre-CCSL (Center for Customer Satisfaction and Loyalty) consultant. These awards that were based on Indonesian Service Satisfaction Index (“ISSI”) recognize to our continuous hard efforts in providing the best service in the industry by being responsive and creative in response to the customer’s needs and problems.

•   For the personality, our CEO, Rinaldi Firmansyah won Leadership Award from Seputar Indonesia Daily.

•   Recently in July 2011, we also received some awards, they are:

–    Best Bond Issuance at the Capital Market Award 2011;

–    Best Brand Award (IBBA) 2011 for simPATI in The Best SIM Card GSM category for nine consecutive years from SWA Sembada Magazine and MARS Research Institution; and

–    Indonesia Golden Ring Award 2011 for Best Operator, Best Operator Product, Best BlackBerry Internet Service and Best Value Added Service (LangitMusik) presented by Techlife Magazine.

PERUSAHAAN PERSEROAN (PERSERO)

P. T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF FINANCIAL POSITION (BALANCE SHEETS)

DECEMBER 31, 2010 (AUDITED) AND JUNE 30, 2011 (UNAUDITED)

(Figures in tables are presented in millions of Rupiah)

	Dec 31, 2010	Jun 30, 2011	Growth (%)
ASSETS
CURRENT ASSETS
Cash and cash equivalents	9,119,849	10,537,527	15.5
Temporary investments	370,433	379,250	2.4
Trade receivables
Related parties - net of allowance for doubtful
accounts of Rp.151,266 million in 2010
and Rp.87,275 million in 2011	780,043	1,182,553	51.6
Third parties - net of allowance for doubtful
accounts of Rp.1,294,078 million in 2010
and Rp.1,236,704 million in 2011	3,563,666	3,897,698	9.4
Other receivables - net of allowance for
doubtful accounts of Rp.6,304 million in 2010
and Rp.3,671 million in 2011	90,140	492,792	446.7
Inventories - net of allowance for obsolescence of
Rp.83,286 million in 2010 and Rp.88,629
million in 2011	515,536	532,359	3.3
Advances and prepaid expenses	3,441,031	2,743,548	(20.3)
Claims for tax refund	133,056	141,047	6.0
Prepaid taxes	715,698	743,735	3.9
Other current assets	1,175	1,175	0
Total Current Assets	18,730,627	20,651,684	10.3
NON-CURRENT ASSETS
Long-term investments - net	253,850	249,900	(1.6)
Property, plant and equipment - net of accumulated
depreciation of Rp.83,712,378 million in 2010
and Rp.83,874,077 million in 2011	75,832,408	72,949,300	(3.8)
Prepaid pension benefit cost	988	876	(11.3)
Advances and other non-current assets	3,052,695	4,171,910	36.7
Goodwill and other intangible assets - net of
accumulated amortization of Rp.9,094,032 million
in 2010 and Rp.9,365,279 million in 2011	1,784,525	1,723,129	(3.4)
Escrow accounts	41,662	39,727	(4.6)
Deferred tax assets - net	61,692	47,645	(22.8)
Total Non-current Assets	81,027,820	79,182,487	(2.3)

TOTAL ASSETS	99,758,447	99,834,171	0.1

LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES
Trade payables
Related parties	1,153,874	724,024	(37.3)
Third parties	6,356,921	6,072,581	(4.5)
Other payables	20,953	47,887	128.5
Taxes payables	735,690	1,685,249	129.1
Dividend payables	255,545	3,579,437	1,300.7
Accrued expenses	3,409,260	3,611,267	5.9
Unearned income	2,681,483	2,685,208	0.1
Advances from customers and suppliers	499,705	304,034	(39.2)
Short-term bank loans	55,831	70,390	26.1
Current maturities of long-term liabilities	5,303,636	4,408,364	(16.9)
Total Current Liabilities	20,472,898	23,188,441	13.3
NON-CURRENT LIABILITIES
Deferred tax liabilities - net	4,073,814	4,052,977	(0.5)
Unearned income	312,029	278,333	(10.8)
Accrued long service awards	242,149	242,202	0
Accrued post-retirement health care benefits	1,050,030	933,341	(11.1)
Accrued pension and other post-retirement benefits costs	536,990	637,670	18.7
Long-term liabilities - net of current maturities
Obligations under finance leases	408,867	355,295	(13.1)
Two-step loans - related party	2,741,303	2,463,321	(10.1)
Bonds and Notes	3,249,379	3,341,253	2.8
Bank loans	10,256,205	9,055,599	(11.7)
Total Non-current Liabilities	22,870,766	21,359,991	(6.6)
TOTAL LIABILITIES	43,343,664	44,548,432	2.8
STOCKHOLDERS' EQUITY
STOCKHOLDERS' EQUITY ATTRIBUTABLE TO EQUITY HOLDERS
OF THE PARENT
Capital stock - Rp.250 par value per Series A
Dwiwarna share and Series B share
Authorized - 1 Series A Dwiwarna share and
79,999,999,999 Series B shares
Issued and fully paid - 1 Series A Dwiwarna share
and 20,159,999,279 Series B shares	5,040,000	5,040,000	0
Additional paid-in capital	1,073,333	1,073,333	0
Treasury stock - 490,574,500 shares in 2010
and 532,275,000 shares in 2011	(4,264,073)	(4,569,571)	7.2
Difference in value arising from restructuring transactions and other
transactions between entities under common control	478,000	478,000	0
Difference due to change of equity in associated companies	385,595	385,595	0
Unrealized holding gain from available-for-sale securities	49,695	47,241	(4.9)
Translation adjustment	233,378	223,507	(4.2)
Difference due to acquisition non-controlling interest in subsidiaries	(484,629)	(484,629)	0
Retained earnings
Appropriated	15,336,746	15,336,746	0
Unappropriated	26,570,697	26,691,283	0.5
Total Stockholders' Equity Attributable To Owners Of The Parent	44,418,742	44,221,505	(0.4)
Non-Controlling Interest	44,418,742	44,221,505	(0.4)
TOTAL STOCKHOLDERS' EQUITY	56,414,783	55,285,739	(2.0)
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	99,758,447	99,834,171	0.1

PERUSAHAAN PERSEROAN (PERSERO)
P. T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
SIX MONTHS PERIOD ENDED JUNE 30, 2010 AND 2011 (UNAUDITED)
(Figures in tables are presented in millions of Rupiah, except per share and per ADS data)

	2010 *	2011	Growth (%)
OPERATING REVENUES
Telephone
Fixed lines	6,614,270	5,865,498	(11.3)
Cellular	14,160,722	13,532,076	(4.4)
Interconnection	1,832,098	1,677,753	(8.4)
Data, internet and information technology services	9,703,435	11,547,638	19.0
Network	554,990	629,385	13.4
Other telecommunications services	841,974	1,205,025	43.1
Total Operating Revenues	33,707,489	34,457,375	2.2
OPERATING EXPENSES
Depreciation and amortization	7,422,580	7,150,267	(3.7)
Personnel	3,467,140	3,856,595	11.2
Operations, maintenance and telecommunication services	7,897,116	8,309,401	5.2
General and administrative	1,118,510	1,066,984	(4.6)
Interconnection	1,499,321	1,597,523	6.5
Marketing	966,291	1,554,134	60.8
Total Operating Expenses	22,370,958	23,534,904	5.2
OPERATING INCOME	11,336,531	10,922,471	(3.7)
OTHER (EXPENSES) INCOME
Interest income	174,473	284,218	62.9
Equity in net income (loss) of associated companies	(4,974)	934	(118.8)
Interest expense	(957,984)	(818,775)	(14.5)
Gain on foreign exchange - net	111,245	193,927	74.3
Others - net	244,139	199,411	(18.3)
Other expenses - net	(433,101)	(140,285)	(67.6)
INCOME BEFORE TAX	10,903,430	10,782,186	(1.1)
TAX (EXPENSE) BENEFIT
Current	(2,228,384)	(2,751,767)	23.5
Deferred	(583,205)	6,790	(101.2)
Total Tax (Expense) Benefit	(2,811,589)	(2,744,977)	(2.4)
INCOME FOR THE PERIOD	8,091,841	8,037,209	(0.7)
OTHER COMPREHENSIVE (EXPENSE) INCOME
Foreign currency translation	(1,948)	(9,871)	406.7
Change in fair value of available-for-sale financial assets - net of tax	24,099	(2,454)	(110.2)
Total Other Comprehensive (Expense) Income	22,151	(12,325)	(155.6)
TOTAL COMPREHENSIVE INCOME FOR THE PERIOD	8,113,992	8,024,884	(1.1)
Income for the period attributable to:
Owners of the company	6,032,095	5,939,778	(1.5)
Non-controlling interests	2,059,746	2,097,431	1.8
Total Income for the period	8,091,841	8,037,209	(0.7)
Total comprehensive income attributable to:
Owners of the company	6,054,246	5,927,453	(2.1)
Non-controlling interests	2,059,746	2,097,431	1.8
Total Comprehensive income for the period	8,113,992	8,024,884	(1.1)
BASIC EARNINGS PER SHARE
Income per share	307	302	(1.5)
Income per ADS (40 Series B shares per ADS)	12,267	12,082	(1.5)

*as restated, refer to our Consolidated Financial Statements Note 2p

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
SIX MONTHS PERIOD ENDED JUNE 30, 2010 AND 2011 (UNAUDITED)
(Figures in tables are presented in millions of Rupiah)

	2010 *	2011	Growth (%)
CASH FLOWS FROM OPERATING ACTIVITIES
Cash receipts from operating revenues
Telephone
Fixed lines	5,967,790	5,386,697	(9.7)
Cellular	13,841,487	13,432,800	(3.0)
Interconnection	2,036,141	1,790,296	(12.1)
Data, internet and information technology services	9,145,389	11,423,885	24.9
Other services	1,363,175	1,308,250	(4.0)
Total cash receipts from operating revenues	32,353,982	33,341,928	3.1
Cash payments for operating expenses	(11,130,275)	(10,675,297)	(4.1)
Cash payments to employees	(5,100,270)	(4,147,962)	(18.7)
Cash paid (refund) from (to) customers	186,601	(196,007)	(205.0)
Cash generated from operations	16,310,038	18,322,662	12.3
Interest received	174,763	279,923	60.2
Interest paid	(906,632)	(809,492)	(10.7)
Income tax paid	(2,433,753)	(2,665,175)	9.5
Net cash provided by operating activities	13,144,416	15,127,918	15.1
CASH FLOWS FROM INVESTING ACTIVITIES
Proceeds from sale of temporary investments and
maturity of time deposits	26,307	5,729	(78.2)
Purchases of temporary investments
and placements in time deposits	(8,662)	(17,000)	96.3
Proceeds from sale of property, plant and equipment	7,723	9,150	18.5
Acquisition of property, plant and equipment	(7,797,729)	(4,905,470)	(37.1)
Increase in advances for purchases of
property, plant and equipment	(280,795)	(233,063)	(17.0)
Increase in advances, other assets and escrow accounts	(38,540)	(206,139)	434.9
Business combinations, net of cash acquired	(113,503)	-	(100.0)
Acquisition of intangible assets	(102,367)	(209,835)	105.0
Cash dividends (paid) received	2,332	(1,281)	(154.9)
Acquisition of long-term investments	(63,794)	-	(100.0)
Net cash used in investing activities	(8,369,028)	(5,557,909)	(33.6)
CASH FLOWS FROM FINANCING ACTIVITIES
Cash dividends paid	-	(3,013,080)	-
Cash dividends paid to non-controlling stockholders of subsidiaries	(405,175)	(2,511,458)	520
Proceeds from short-term borrowings	36,037	61,392	70
Repayments of short-term borrowings	(40,764)	(46,778)	15
Proceeds from medium-term Notes	35,000	-	(100)
Repayment of medium-term Notes	(3,000)	(10,550)	252
Proceeds from long-term borrowings	562,758	661,035	17
Repayment of long-term borrowings	(3,928,758)	(3,062,302)	(22)
Proceeds from promissory notes	-	304,007	-
Repayment of promissory notes	-	(54,728)	-
Payment for purchases of treasury stock	-	(305,498)	-
Repayment of obligations under finance leases	(123,905)	(101,799)	(18)
Net cash used in financing activities	(3,867,807)	(8,079,759)	109
NET INCREASE IN CASH AND CASH EQUIVALENTS	907,581	1,490,250	64
EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	(441,192)	(72,572)	(84)
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	7,805,460	9,119,849	17
CASH AND CASH EQUIVALENTS AT END OF PERIOD	8,271,849	10,537,527	27
*as restated, refer to our Consolidated Financial Statements Note 2p

PT TELEKOMUNIKASI SELULAR (TELKOMSEL) AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
DECEMBER 31, 2010 (AUDITED) AND JUNE 30, 2011 (UNAUDITED)
(Figures in tables are presented in billions of Rupiah)

	Dec 31 2010	June 30 2011	Growth (%)
ASSETS
CURRENT ASSETS
Cash and cash equivalents	1,222	1,812	48.3
Accounts receivables incl. accrued interest	840	907	8.0
Prepayments	2,856	1,691	(40.8)
Others	869	837	(3.7)
Total Current Assets	5,787	5,247	(9.3)

NON CURRENT ASSETS
Long-term Investment	20	20	0
Fixed assets - net of accumulated	49,118	46,117	(6.1)
Advances for the purchase of fixed assets	304	451	48.4
Intangible assets - net	1,019	1,000	(1.9)
Prepayments - Non Current Portion	967	907	(6.2)
Others	128	963	652.3
Total Non-Current Assets	51,556	49,458	(4.1)
TOTAL ASSETS	57,343	54,705	(4.6)

LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES
Accounts payable & Accrued Liabilities	7,547	7,162	(5.1)
Taxes payable	524	924	76.3
Unearned revenue	2,467	2,429	(1.5)
Dividend payable	-	1,596	0
Current maturities of medium-term & long-term loans	2,955	2,130	(27.9)
Total Current Liabilities	13,493	14,241	5.5

NON-CURRENT LIABILITIES
Medium-term & long term loans - net of current maturities	6,604	5,936	(10.1)
Deferred tax liabilities	2,672	2,536	(5.1)
Others	368	453	23.1
Total Non-current Liabilities	9,644	8,925	(7.5)

STOCKHOLDERS' EQUITY
Capital stock - Rp 1,000,000 par value
Authorized - 650,000 shares
Issued and fully paid - 182,570 shares	183	183	0
Additional paid-in capital	1,505	1,505	0
Retained earnings	32,518	29,851	(8.2)
Total Equity	34,206	31,539	(7.8)

TOTAL LIABILITIES & STOCKHOLDERS' EQUITY	57,343	54,705	(4.6)

PT TELEKOMUNIKASI SELULAR (TELKOMSEL) AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
SIX MONTHS PERIOD ENDED JUNE 30, 2010 AND 2011
(Figures are presented in billions of Rupiah)

	2010*	2011	Growth (%)
	Rp	Rp
OPERATING REVENUES
Post-paid	2,209	2,118	(4.1)
Prepaid	17,833	18,935	6.2
International roaming revenues	314	349	11.1
Interconnection revenues	1,561	1,547	(0.9)
Other (USO compensation & network lease)	251	273	8.8
Total Operating Revenues	22,168	23,222	4.8

OPERATING COSTS AND EXPENSES
Personnel	747	808	8.2
Operation & maintenance	5,052	5,115	1.2
General & administrative	411	410	(0.2)
Marketing	552	1,017	84.2
Interconnection & international charges	1,364	1,286	(5.7)
Other operating expenses	1,045	1,464	40.1
Depreciation	4,649	5,021	8.0
Total Operating Expenses	13,820	15,121	9.4

EBIT (EARNINGS BEFORE INTEREST & TAXES)	8,348	8,101	(3.0)
OTHER INCOME/(EXPENSES)
Interest income & financing charges	(438)	(250)	(42.9)
Foreign exchange gain	53	122	130.2
Others - net	-	34	0
Other income/(expenses) - net	(385)	(94)	(75.6)

INCOME BEFORE TAX	7,963	8,007	0.6
INCOME TAX EXPENSE	2,037	2,021	(0.8)
PROFIT FOR THE PERIODS	5,926	5,986	1.0

EBITDA	12,997	13,122	1.0
EBITDA Margin - over oper. revenues	59%	57%	(2.0)

ROA	22%	22%	0
ROE	50%	42%	(8.0)

* the 2010 figures were reclassified to conform with the 2011 presentation